082-34812

PETROBANK
ENERGY AND RESOURCES LTD.

April 9, 2007

07022768

SEC MAIL PROCESSING
RECEIVED
APR 18 2007
WASH. D.C. 186 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

SUPPL

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

JRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
APR 24 2007 E
THOMSON
FINANCIAL

dw 4/23

2600, 240 – 4TH AVENUE SW, CALGARY, ALBERTA, CANADA, T2P 4H4 MAIN: (403) 750-4400 FAX: (403) 266-5794 www.petrobank.com

PETROBANK
ENERGY AND RESOURCES LTD.

NEWS RELEASE

PETROBANK STRENGTHENS ASSET BASE IN BAKKEN LIGHT OIL RESOURCE PLAY

Calgary, Alberta – April 9, 2007 – Petrobank Energy and Resources Ltd. ("Petrobank") is pleased to announce a significant expansion to our southeast Saskatchewan land base highly prospective for Bakken light oil, recent Bakken drilling results, and an expansion of our Bakken light oil drilling plans for 2007 and beyond, summarized as follows:

- Excellent initial production results from recent Bakken horizontal wells
- Bakken land position increased by 137%
- Plan to expand from two dedicated horizontal drilling rigs to four in the third quarter of 2007

Emerging Bakken Resource Play

The Bakken formation is found in the Williston Basin, underlying much of North Dakota, eastern Montana and extending up into southern Saskatchewan. The Mississippian aged Bakken is an extensive regional resource play with the oil contained mostly in siltstones and thin sandstone reservoirs with low porosity and permeability. The Bakken formation is capable of high production rates of sweet, light, 41 degree API gravity oil, and liquids-rich solution gas. This resource is significant with approximately 4.5 million barrels of original oil-in-place per section of land within the defined play area.

The key to unlocking the potential in the Bakken has been advances in horizontal well techniques, particularly the application of new horizontal fracturing and completion technologies. Horizontal wells allow maximum exposure to the reservoir, and new completion techniques allow fracturing of the siltstone along the full extent of the wellbore to maximize production. These technologies have greatly improved the production and recovery potential of the Bakken and Petrobank has successfully employed an enhanced completion technique.

In 2005, we farmed-out a small portion of our lands in southeast Saskatchewan in the Bakken play in exchange for a combination of royalty interests and carried working interests. This strategy enabled Petrobank to monitor the early technical development of the play with no capital risk. Based on that vantage point, we developed an innovative drilling, completion and fracture stimulation program, which was successfully tested in the first horizontal wells drilled by Petrobank into the Bakken.

Recent Acquisitions

Late in 2005 and throughout 2006, we added to our existing 100 percent land position, and, by the end of 2006, our land base on the Bakken play stood at 62,448 (49,105 net) acres. Since the beginning of 2007, through Crown land sales and acquisitions, we have increased our acreage by a further 52,950 (52,845 net) acres to a total of 115,398 (101,950 net) acres. The majority of this increase was Crown land purchased at Saskatchewan's April 2007 land sale where we spent $59.5 million to acquire 47,285 (47,285 net) acres. We are also in the process of closing an additional acquisition and a farm-in transaction that, combined, will provide an additional 9,426 (4,813 net) earned interest acres and the potential to earn a further 13,345 (9,400 net) acres on the Bakken play through drilling. These acquisitions will increase our total potential Bakken land position to 138,169 (116,163 net) acres.

2006 / 2007 Drilling Program

Our 100 percent working interest drilling program commenced in September 2006, and seven wells were drilled by the end of 2006. The completion program for these initial wells did not begin until late November 2006 and the first four wells to be drilled, fracture stimulated and placed on production commenced at rates ranging from 200 to more than 250 barrels per day each and on average, have produced more than 12,000 barrels per well in their first three months of production. Similar results have now been observed in seven of our eight initial 100 percent wells. These results are superior to those realized by the other operators in the wells we initially farmed-out in 2005, and in numerous offsetting third party locations.

We believe that these repeated positive results are due to our horizontal drilling and fracture stimulation methodology, which allows us to avoid fracturing out of the Bakken zone, thereby minimizing associated high water production common in other recent Bakken horizontal wells. Petrobank's independent reserve evaluator, Sproule Associates Limited, currently assigns a proved, probable plus possible (3P) reserves estimate of 125,000 barrels per Bakken well. With our high initial production rates from these first 100 percent wells, we are producing in excess of the forecast type curves used in this preliminary evaluation. With continued positive performance indicators from our wells, we would contemplate updating our reserve evaluation later in 2007.

These superior Bakken production rates have allowed our Canadian Business Unit to focus the 2007 budget on our Bakken lands and we now have two rigs dedicated to the play. Following the success of our initial drilling program, we proceeded, in early 2007, to drill a series of exploration wells to determine the boundaries of the Bakken play prior to the recent Saskatchewan Crown land sale. The majority of these wells were fracture stimulated, but were not producing prior to the land sale. The post-fracture stimulation results from key wells drilled in this program were strong and consistent with our other Bakken oil producers, but the wells were not put on production in advance of the land sale for competitive reasons.

These results have allowed us to confidently pursue this land acquisition strategy, and an aggressive Bakken drilling program for 2007. Prior to spring break-up, our two rigs had drilled nine wells in 2007 and an additional two dedicated rigs are expected to be added in the third quarter of this year with a goal to drill 60 wells by the end of 2007.

All recently acquired lands are highly prospective for Bakken light oil and are expected to yield up to four horizontal wells per section. Currently, we estimate our Bakken drilling inventory at 550 (500 net) wells. With these recent acquisitions, the Bakken light oil resource play is expected to be our Canadian Business Unit's primary focus area in 2007 and for years to come. Our highly effective Bakken drilling and stimulation program, along with the addition of a significant land base at the last Crown land sale, has strategically positioned Petrobank to be a key Bakken light oil player.

Additional Canadian Business Unit Focus Areas

In addition to our Bakken light oil asset, we continue develop our long-term legacy shallow gas and CBM asset at Jumpbush with an inventory of over 175 low-risk development drilling locations. Petrobank is also aggressively moving forward on new, potentially high-impact exploration prospects in two key areas of northwestern Alberta where we will begin to test the multi-zone oil and gas potential of these areas with at least two exploration wells in 2007.

Petrobank Energy and Resources Ltd.

Petrobank Energy and Resources Ltd. is a Calgary-based oil and natural gas exploration and production company with operations in western Canada and Colombia. The Company operates high-impact projects through three business units. The Canadian Business Unit is developing a solid production platform from low risk gas opportunities in central Alberta and an extensive inventory of Bakken light oil locations in southeast Saskatchewan, complemented by new exploration projects and a large undeveloped land base. The Latin American Business Unit is operated by Petrobank's 80.7% owned, TSX-listed subsidiary, Petrominerales Ltd. (trading symbol: PMG), which produces oil through two Incremental Production Contracts in Colombia and has exploration contracts covering 1.5 million acres in the Llanos and Putumayo Basins. WHITESANDS Insitu Ltd., Petrobank's 84% owned subsidiary, owns 39,680 acres of oil sands leases with an estimated 2.6 billion barrels of gross bitumen-in-place and operates the WHITESANDS project which is field-demonstrating Petrobank's patented THAI™ heavy oil recovery process. THAI™ is an evolutionary in-situ combustion technology for the recovery of bitumen and heavy oil that integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally.

Certain statements in this release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to, prospects and technologies which remain unproven and the expected amount and timing of capital projects. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the ability to economically test, develop and utilize the technologies described herein, the feasibility of the technologies, general economic, market and business conditions; fluctuations in oil and gas prices; the results of exploration and development of drilling and related activities; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrobank that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Vice-President Finance
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX/OSLO: PBG

END